EXHIBIT 3.1

The following amendments to the 2016 Constitution of Flex Ltd. were approved by the Company’s shareholders at the Extraordinary General Meeting of Shareholders held on August 20, 2019. For ease of reference, the full text of the Articles altered has been reproduced and the alterations highlighted. Additions are indicated by underlining and deletions are indicated by strikethroughs.

(1) Amendment to Article 54 of the 2016 Constitution

54.    (A) Subject to the provisions of the Act the Company shall in each year hold an Annual General Meeting in accordance with the provisions of the Act ~~in addition to any other meetings in that year and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. Provided that so long as the Company holds its First Annual General Meeting within eighteen months of its incorporation, it need not hold it in the year of its incorporation or in the following year.~~

Annual General Meeting.

(B)	All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

(C)	The time and place of any General Meeting shall be determined by the Directors.

(2) Amendment to Article 58 of the 2016 Constitution

58. Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes:	Routine business.

(a)	Declaring dividends;

(b)	Reading, considering and laying the financial statements, the Directors' statement and Auditor's report, and other documents required to be attached to the financial statements;

(c)	Appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement ~~whether by rotation or otherwise~~; and

(d)	Appointing or re-appointing the Auditor and fixing the remuneration of the Auditor or determining the manner in which such remuneration is to be fixed.

(3) Amendment to Article 82 of the 2016 Constitution

82. Subject to the other provisions of Section 145 of the Act, the number of the Directors, all of whom shall be natural persons, shall not be less than two nor, unless otherwise determined by the Company in General Meeting, more than ~~eleven~~ twelve.	Number of Directors.

(4) Amendment to Article 90 of the 2016 Constitution

90. A Chief Executive Officer (or a person holding an equivalent position) who is a Director shall ~~not~~, while he continues to hold that office, be subject to retirement as the other Directors and, ~~by rotation unless the Board of Directors determines otherwise at its sole discretion, at any time, and he shall not be taken into account in determining the number of Directors to retire by rotation but he shall~~, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company ~~and if he ceases to hold the office of Director from any cause he shall ipso facto and immediately cease to be a Chief Executive Officer (or hold such equivalent position)~~. A Chief Executive Officer who is also a Director shall not automatically cease as Chief Executive Officer if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be subject to the provisions of any contract between him and the Company.	Resignation, retirement and removal of the Chief Executive Officer.

(5) Amendment to Article 94 of the 2016 Constitution

94. At each Annual General Meeting ~~one-third~~ all of the Directors for the time being ~~(or, if their number is not a multiple of three, the number nearest to but not more than one-third)~~ shall retire from office ~~by rotation. Provided, however, that no Director holding office as Chief Executive Officer (or an equivalent position) shall be subject to retirement by rotation unless otherwise determined in accordance with article 90 or be taken into account in determining the number of Directors to retire~~.	Retirement of Directors. ~~by rotation.~~

(6) Amendment to Article 95 of the 2016 Constitution

95. ~~The Directors to retire in every year shall be those subject to retirement by rotation who have been longest in office since their last re-election or appointment. As between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.~~ A retiring Director shall be eligible for re-election.	~~Selection of Directors to retire.~~ Retiring Director eligible for re-election.

(7) Amendment to Article 97 of the 2016 Constitution

97. In accordance with the provisions of Section 152 of the Act, the Company may by Ordinary Resolution of which special notice has been given remove any Director before the expiration of his period of office, notwithstanding anything in this Constitution or in any agreement between the Company and such Director but without prejudice to any claim he may have for damages for breach of any such agreement. The Company in General Meeting may appoint another person in place of a Director so removed from office ~~and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director~~. In default of such appointment, the vacancy so arising may be filled by the Directors as a casual vacancy.	Removal of Directors.

(8) Amendment to Article 100 of the 2016 Constitution

100. The Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with this Constitution. ~~Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such Meeting.~~	Directors' power to fill casual vacancies and to appoint additional Director.

(9) Amendment to Article 116 of the 2016 Constitution

116.     (A) Where the Company has a Seal, the ~~The~~ Directors shall provide for the safe custody of the Seal and the official seal for use abroad, which shall only be used by the authority of the Directors or a committee of Directors authorised by the Directors in that behalf.

Seal.

           (B) Where the Company has a Seal, every ~~Every~~ instrument to which the Seal shall be affixed shall (subject to the provisions of this Constitution as to certificates for shares) be signed by a Director and shall be Countersigned by the Secretary or by a second Director or by some other person appointed by the Directors in place of the Secretary for the purpose.

Affixing Seal.

           (C) Where the Company has a Seal, the ~~The~~ Company may exercise the powers conferred by the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors. For the avoidance of doubt, the affixation of the official seal need not comply with the signature requirements prescribed by article 116(B), and need only comply with the execution formalities prescribed under the Act.

Official seal.

           (D) Where the Company has a Seal, the ~~The~~ Company may have a duplicate Seal as referred to in Section 124 of the Act which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal".

Share Seal.